SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

COX COMMUNICATIONS, INC.

(Name of Subject Company)

COX COMMUNICATIONS, INC.

(Names of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

224044 10 7
(CUSIP Number of Class of Securities)

Jimmy W. Hayes
Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319-1464
Telephone: (404) 843-5000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of persons filing statement)

With copies to:

Peter S. Golden, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
Telephone: (212) 859-8000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amendment No. 1 to Schedule 14D-9

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2004 by Cox Communications, Inc., a Delaware corporation (“Cox”). This Amendment No. 1 relates to the joint tender offer by Cox and Cox Holdings, Inc., a Delaware corporation (“Holdings”) and a wholly owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”) to purchase all of the issued and outstanding shares of Class A common stock, par value $1.00 per share, of Cox (the “Shares”) not owned by Cox DNS, Inc., a Delaware corporation and another wholly owned subsidiary of Enterprises, or Holdings, at a purchase price of $34.75 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments and/or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended and/or supplemented from time to time, the “Schedule TO”), filed by Cox, Holdings and Enterprises with the SEC on November 3, 2004. The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Original Schedule 14D-9.

Item 9. Exhibits.

Item 9 of the Original Schedule 14D-9 is hereby amended by adding thereto the following:

Exhibit No.	Description
(a)(1)(L)	Tax Consequences of the Sale of Stock Acquired Under the Cox Employee Stock Purchase Plan to be mailed to plan participants (incorporated by reference to Exhibit (a)(1)(O) to Amendment No. 3 to Schedule TO of Cox Communications, Inc., Cox Holdings, Inc. and Cox Enterprises, Inc. filed on November 12, 2004 (“Amendment No. 3 to the Schedule TO”)).

(a)(5)(G)	Letter to Vice Chancellor Leo E. Strine, Jr. from Kevin G. Abrams, Esq. dated November 10, 2004 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 3 to the Schedule TO).

(a)(5)(H)	Stipulation of Settlement in In re Cox Communications, Inc. Shareholders’ Litigation, Cons. C.A. No. 613-N, dated November 10, 2004 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 3 to the Schedule TO).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004

COX COMMUNICATIONS, INC.
By:	/s/ Jimmy W. Hayes
	Name:	Jimmy W. Hayes
	Title:	Executive Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(L)	Tax Consequences of the Sale of Stock Acquired Under the Cox Employee Stock Purchase Plan to be mailed to plan participants (incorporated by reference to Exhibit (a)(1)(O) to Amendment No. 3 to Schedule TO of Cox Communications, Inc., Cox Holdings, Inc. and Cox Enterprises, Inc. filed on November 12, 2004 (“Amendment No. 3 to the Schedule TO”)).

(a)(5)(G)	Letter to Vice Chancellor Leo E. Strine, Jr. from Kevin G. Abrams, Esq. dated November 10, 2004 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 3 to the Schedule TO).

(a)(5)(H)	Stipulation of Settlement in In re Cox Communications, Inc. Shareholders’ Litigation, Cons. C.A. No. 613-N, dated November 10, 2004 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 3 to the Schedule TO).